As filed with the Securities and Exchange Commission on June 1, 2001

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BORLAND SOFTWARE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**94-2895440**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

100 ENTERPRISE WAY
SCOTTS VALLEY, CALIFORNIA 95066-3249
(Address of Registrant's Principal Executive Offices) (Zip Code)

Borland Software Corporation 1997 Stock Option Plan
(Full Title of the Plan)

Keith E. Gottfried, Esq.
Senior Vice President–Law and Corporate Affairs, General Counsel and Corporate Secretary
Borland Software Corporation
100 Enterprise Way
Scotts Valley, California 95066-3249
(Name and Address, Including Zip Code, of Agent For Service)

(831) 431-1000
(Telephone Number, Including Area Code, of Agent For Service)

This Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 462 thereunder.

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, par value $0.01 per share	3,000,000 shares	$10.06	$30,180,000	$7,545

(1) Represents the Registrant's shares of Common Stock (and the associated preferred stock purchase rights under the Stockholder Rights Plan, dated as of December 20, 1991 and as amended as of February 6, 2000 and June 8, 2000, between Borland Software Corporation and Mellon Investor Services, L.L.C., as successor to Manufacturers Hanover Trust Company of California) (the shares of common stock, together with such rights, the "Shares") that may be issued upon exercise of options outstanding or hereafter granted under the Borland Software Corporation 1997 Stock Option Plan, including Shares that may be issued in place of terminated or expired options.
(2) Pursuant to Rule 416(a), this Registration Statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.
(3) Estimated pursuant to Rule 457(h) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee. The price is computed based upon the average of the high and low prices of the Common Stock as reported on The Nasdaq Stock Market® on May 24, 2001.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Borland Software Corporation (the "Registrant") hereby incorporates by reference in this Registration Statement the following documents and information heretofor filed by the Registrant (Commission File Number 0-16096) with the Securities and Exchange Commission (the "Commission"):

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the Commission on March 29, 2001.

(b) The Registrant's Quarterly report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 4, 2001.

(c) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year covered by the Registrant document referred to in (a) above.

(d) The description of the Registrant's Common Stock contained in its Registration Statement on Form 10 filed with the Commission on July 29, 1987 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

(e) The description of the Registrant's Preferred Share Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on December 27, 1991 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

Any statement contained in a document incorporated in this Registration Statement by reference shall be deemed to be modified or superseded for the purpose of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is or is deemed to be incorporated in this Registration Statement by reference modifies or replaces such statement.

Certain information contained in this Registration Statement summarizes, is based upon, or refers to, information contained in one or more exhibits to this Registration Statement. Accordingly, the information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

Item 4. Description of Securities.

The class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5.   Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), authorizes a corporation to indemnify a director or officer in any action against him, by reason of the fact that he is a director or officer, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to an action by or in the right of the corporation, he is not adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. While the relevant statute does not change directors "duty of care," it enables corporations to limit available relief to equitable remedies such as an injunction or rescission. The statute has no effect on directors' duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends and approval of any transaction from which a director derives an improper personal benefit.

The Registrant has adopted provisions in its Restated Certificate of Incorporation which provide that each person who is or was a director or officer of the Registrant or who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the fullest extent authorized by the DGCL. The By-Laws of the Registrant provide that the Registrant, to the maximum extent permitted by the DGCL, shall have the power to indemnify any of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding or potential proceeding arising out of the relationship and, to the maximum extent permitted by law, the Registrant shall have the power to advance the agent's reasonable defense expenses in any such proceeding.

The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

The Board of Directors has approved, and the Registrant has entered into, certain agreements (the "Indemnification Agreements") with its directors and certain of its officers. In addition, the Board has authorized the Registrant to enter into similar agreements with future directors and officers and has declared it the policy of the Registrant to enter into such agreements.

Each Indemnification Agreement provides, in effect, that the Registrant shall indemnify the director or officer whenever the Registrant is legally permitted to do so. Directors and officers must be found to have met the relevant standards of conduct to be entitled to indemnification. If, pursuant to the Indemnification Agreements or otherwise, the Registrant is required to make payments in respect of its indemnification obligations in excess of or not covered by the Registrant's officers' and directors' liability insurance, such payments could materially adversely affect the Registrant.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1   Restated Certificate of Incorporation of the Registrant dated January 19, 2001, incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, as filed with the Commission on January 30, 2001.

4.2   Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, as filed with the Commission on January 30, 2001.

4.3   Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent and as the successor in interest to Manufacturers Hanover Trust Company of California, and exhibits thereto, including, Exhibit A, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, and Exhibit B, the Form of Rights Certificate, incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on December 27, 1991.

4.4   Amendment No. 1, dated as of February 6, 2000, to the Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent, incorporated by reference to Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on February 11, 2000.

4.5 Amendment No. 2, dated as of June 28, 2000, to the Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent, incorporated by reference to Exhibit 8 to Amendment No. 2 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on June 29, 2000.

4.6 Amendment No. 2 to the Borland Software Corporation 1997 Stock Option Plan.*

4.7 Amendment No. 1 to the Borland Software Corporation 1997 Stock Option Plan incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8, as filed with the Commission on September 1, 2000.

4.8 Borland Software Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, as filed with the Commission on December 19, 1997.

5 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the shares of Common Stock being registered hereby. *

23.1 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).

23.2 Consent of PricewaterhouseCoopers LLP. *

24.1 Power of Attorney (included on the signature page of this Registration Statement).
_____
* filed herewith

Item 9. Undertakings.

1. The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.   Filing incorporating subsequent Exchange Act documents by reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   Request for acceleration of effective date or filing of registration statement on Form S-8.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scotts Valley, State of California, on June 1, 2001.


BORLAND SOFTWARE CORPORATION


By: /s/ Keith E. Gottfried
     Keith E. Gottfried
     Senior Vice President–Law and Corporate Affairs,
     General Counsel and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dale L. Fuller, Frederick A. Ball and Keith E. Gottfried, and each of them singly, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capabilities, to file and sign any and all amendments and supplements to this Registration Statement, including any and all pre- and post-effective amendments, and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies, approves and confirms all that his or her said attorney-in-fact and agent, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof. Each of said attorneys-in-fact shall have the power to act hereunder with or without the other.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 1, 2001.

Signature	Title
/s/ William F. Miller William F. Miller	Chairman of the Board and Director
/s/ Robert H. Kohn Robert H. Kohn	Vice Chairman of the Board and Director
/s/ Dale L. Fuller Dale L. Fuller	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Frederick A. Ball Frederick A. Ball	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Robert Dickerson Robert Dickerson	Director
/s/ William K. Hooper William K. Hooper	Director
/s/ John R. Kasich John R. Kasich	Director

EXHIBIT INDEX

4.1   Restated Certificate of Incorporation of the Registrant dated January 19, 2001, incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, as filed with the Commission on January 30, 2001.

4.2   Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, as filed with the Commission on January 30, 2001.

4.3   Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent and as the successor in interest to Manufacturers Hanover Trust Company of California, and exhibits thereto, including, Exhibit A, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, and Exhibit B, the Form of Rights Certificate, incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on December 27, 1991.

4.4   Amendment No. 1, dated as of February 6, 2000, to the Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent, incorporated by reference to Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on February 11, 2000.

4.5   Amendment No. 2, dated as of June 28, 2000, to the Rights Agreement, dated as of December 20, 1991, between the Registrant and Mellon Investor Services, L.L.C., as Rights Agent, incorporated by reference to Exhibit 8 to Amendment No. 2 to the Registrant's Registration Statement on Form 8-A, as filed with the Commission on June 29, 2000.

4.6   Amendment No. 2 to the Borland Software Corporation 1997 Stock Option Plan.*

4.7   Amendment No 1 to the Borland Software Corporation 1997 Stock Option Plan incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8, as filed with the Commission on September 1, 2000.

4.8   Borland Software Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, as filed with the Commission on December 19, 1997.

5   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the shares of Common Stock being registered hereby. *

23.1   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).

23.2   Consent of PricewaterhouseCoopers LLP. *

24.1   Power of Attorney (included on the signature page of this Registration Statement).
_____
* filed herewith